Phunware, Inc.

7800 Shoal Creek Boulevard #230 South

Austin, TX 78757

March 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Re:	Phunware, Inc.

Registration Statement on Form S-1

Filed February 5, 2019

File No. 333-229524

Dear Mr. Kim:

This letter is submitted on behalf of Phunware, Inc. (the “Company”, “we”, “us” or “our”) in response to comments from the staff of the Division of Corporation Finance, Office of Information Technologies and Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 5, 2019 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1, File No. 333-229524 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”), reflecting the responses to the Staff’s comments.

Prospectus Summary, page 1

1.	In a risk factor on page 19, you disclose that PhunCoin, Inc. launched a Rule 506(c) offering in June 2018 that gave investor the right to acquire future PhunCoin. You state that $985,000 has been raised, which is the same amount that you disclosed in the Stellar Acquisition III Form S-4 registration statement declared effective on November 13, 2018. Please clarify in the summary where this Rule 506(c) private offering is ongoing and provide an update to the amount raised.

Response: The Company has revised the “Prospectus Summary” section of the Registration Statement to include the following disclosure to address the Staff’s comment. In addition, the “Business” and “Risk Factor” sections of the Registration Statement have been revised to conform to the updated information below.

PHUNCOIN

PhunCoin is intended to be a digital asset that entitles the holder to access the PhunCoin Ecosystem that we are building. The PhunCoin Ecosystem is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services. The PhunCoin Ecosystem is currently in the development stage and is intended to enhance and augment our current mobile application platform, which enables businesses to engage, manage and monetize their interaction with consumers. Our core business enables the rapid integration of mobile solutions, but PhunCoin is expected to further enhance that capability by incentivizing customer and consumer engagement with these solutions.

We previously formed a wholly-owned subsidiary, PhunCoin, Inc. that will be the issuer of PhunCoin. PhunCoin, Inc. is currently conducting two offerings to raise capital through the issuance of rights to receive future PhunCoin (the “Rights”) to fund the development and creation of the PhunCoin Ecosystem . On June 20, 2018, PhunCoin, Inc. commenced an offering of Rights under Rule 506(c) to raise up to $100 million that has raised $1,020,000 as of March 18, 2019. In addition, on January 22, 2019, PhunCoin, Inc. commenced an offering of up to $1,070,000 of Rights pursuant to Regulation CF that has raised $134,000 as of March 18, 2019. Both offerings are ongoing and are unrelated to the shares of our common stock that may be sold by selling security holders or the warrants that may be exercised pursuant to this prospectus.

Holders of the Rights are entitled to receive PhunCoin upon the successful launch of the PhunCoin Ecosystem (or as early as one year after they acquire the Rights). We currently anticipate that PhunCoin will be issued to the holders of the Rights within one year after they acquired such Rights, although the PhunCoin will have no usefulness until the PhunCoin Ecosystem is operative, which we expect will be after such one year period.

While we are actively developing all aspects of the PhunCoin Ecosystem, there can be no assurance as to when (or if) we will be able to successfully launch the PhunCoin Ecosystem. See “Risk Factors – Risks Related to Our Business Operations and Industry.” Depending upon the final (and future) features of the PhunCoin Ecosystem, PhunCoin, Inc. will seek, all required regulatory approvals to issue additional PhunCoins to a wider audience.

2.	Please clarify in the summary when the issuance of PhunCoin tokens is expected to occur. On page F-42, you disclose that PhunCoins will be issued to PhunCoin rights holders the:

“earlier of (i) the launch of PhunCoin, Inc.’s blockchain technology enabled rewards marketplace and data exchange (“Token Generation Event”), (ii) one (1) year after the issuance of the Rights to the purchaser, or (iii) the date PhunCoin, Inc. determines that it has the ability to enforce resale restrictions with respect to PhunCoin pursuant to applicable federal securities laws. Proceeds from the Rights offering are generally not refundable if the Token Generation Event is not consummated; however, the Company believes PhunCoin, Inc. has a contractual obligation to use good faith efforts to issue a Token to Rights holders under the Token Rights Agreement.”

Provide a status of the development of your PhunCoin ecosystem and blockchain technology and whether you anticipate such issuances will occur within one year of the issuance of the PhunCoin rights.

Response: See response to Comment #1 above.

3.	Disclose that PhunCoin, Inc. filed a Form C Offering Statement on January 22, 2019 for the further issuance of PhunCoin rights pursuant to Regulation CF. Where appropriate, please provide a brief description of this offering and describe its potential effect on your resale common stock offering, existing Rule 506(c) offering, and Series F Preferred Stock PhunCoin rights. Clarify the uncertain timing of the PhunCoin issuance and development of your PhunCoin ecosystem.

Response: See response to Comment #1 above.

Risk Factors

The price of our common stock and warrants has been, and may continue to be, volatile, and you could lose all or part of your investment, page 31

4.	You disclose that from December 28, 2018 through February 4, 2019 your closing price for your common stock has ranged from $10.84 per share to $308.40 per share based on an average trading volume of 8,687. You also indicate you may have volatility in your stock and warrant prices “for reasons that are unknown to us.” Since the filing of this registration statement, your common stock closing price per share has declined to $33.50 as of March 4, 2019. Please provide an explanation of the factors that may be causing the volatility in your stock price. Clarify the anticipated effect of the offering on your public float and share price.

Response: In response to the Staff’s comment, the Company advises the Staff that, while the Company cannot state with certainty what circumstances and factors are causing volatility in its stock price, such volatility may be attributable in part to the following factors:

●	the low public float of the Company’s Common Stock (including as a result of approximately 35,126,817 shares of Common Stock that are subject to a 180-day lockup which expires on or about June 26, 2019), which limits the trading activity and restricts the supply of freely tradeable shares on the public market;
●	the periodic trading of shares by existing holders of pre-merger shares of Common Stock, who are not subject to any lock-up, and therefore are able to freely trade shares of Common Stock on the public market free of restriction;
●	the filing of the Registration Statement for the registration of additional shares of Common Stock, including those shares of Common Stock underlying outstanding warrants, which signals that additional dilution may result in the event that such warrants are exercised for the underlying shares;
●	short-sales and trading by public investors who may be either attempting to take advantage of the low public float or covering their short positions and, because of the low public float to data, may have had to pay relatively high price for their shares to close out their positions; and
●	the public market’s disproportionate focus on PhunCoin and other ancillary activities that are speculative in nature and separate from the core operations of the Company.

The Company contacted both a senior director at Nasdaq as well as its own auditors. Both of these parties were not aware of any reasons for the volatility and believed that it was a result of the low float.

We anticipate that as a result our public offering, the number of shares of Common Stock that are in the public float will increase due to the number of shares issued upon the exercise of outstanding warrants that would be in the hands of public stockholders who are not subject to lock-ups and have registered shares. This will result in a larger public market for the Company’s shares, normalizing the trading price and reducing volatility in the stock price. We note that for the period beginning on the first day of trading following the closing of the business combination, which was December 28, 2018, through February 14, 2019, the price of the common stock ranged from $10.15 to $550.00, with an aggregate trading volume for that 33 trading day period of 309,000 shares. However, for the period beginning February 15, 2019 through March 13, 2019, the price of the common stock ranged from $26.64 to $62.50, with an aggregate trading volume for that 18 trading day period of 425,300 shares. The Company believes that this trend of the stock price stabilizing is a result of increased market trading, and which trend the Company anticipates would continue as a result of increased public float following effectiveness of the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Eric Hsu, Esq. at ehsu@wsgr.com or by telephone at 650-849-3305.

Very truly yours,

/s/ Alan S. Knitowski
Chief Executive Officer

cc:	Barbara Jacobs, Assistant Director Alan S. Knitowski, CEO
Scott Murano, Wilson Sonsini Goodrich & Rosati Eric Hsu, Wilson Sonsini Goodrich & Rosati Mitzi Chang, Goodwin Procter Mark Schonberger, Goodwin Procter

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